August 31, 2006
James A. Allegretto
Senior Assistant Chief Accountant
U.S. Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549

Re:	The Cato Corporation (“Cato”) Form 10-K for the year ended January 28, 2006 Form 10-Q for the period ended April 29, 2006 File No. 1-31340

Dear Mr. Allegretto:
We submit this letter in response to your letter dated August 24, 2006.
As noted below and suggested in your letter, Cato confirms that it will address the SEC’s comments in its future filings.
For your convenience and reference, we repeat your comments below (using the same numbering in your letter) and our responses follow.
Form 10-K for the Fiscal Year Ended January 28, 2006
Controls and Procedures, page 42
1.	We note that the conclusion of your principal executive and financial officers regarding the effectiveness of your disclosure controls and procedures includes a partial definition of disclosure controls and procedures. When you include a definition of controls and procedures in conclusions of your principal executive and financial officers regarding the effectiveness of your disclosure controls and procedures it should encompass the entire definition in Exchange Act Rules 13a-15(e) and 15d-

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James Allegretto
U.S. Securities and Exchange Commission
August 31, 2006

15(e). In future filings, please revise to also state that your disclosure controls and procedures were effective to ensure that the information required to be disclosed by you in the reports you file or submit under the Act is accumulated and communicated to management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Please confirm to us that your conclusions regarding the effectiveness of your disclosure controls and procedures would not have changed had the entire definition of disclosure controls and procedures been included in your Form 10-K for the year ended January 28, 2006 and the Form 10-Q for the quarter ended April 29, 2006.
Cato will revise future filings that include any definition of disclosure controls and procedures to encompass the entire definition of disclosure controls and procedures. Further, Cato will revise future filings that include any definition of disclosure controls and procedures to include in the conclusion of Cato’s principal executive and financial officers, whenever such conclusion is that such disclosure controls and procedures were effective, a statement that such disclosure controls and procedures were effective to ensure that the information required to be disclosed in the reports Cato files or submits under the Securities Exchange Act of 1934 is accumulated and communicated to management, including Cato’s principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.
Cato further confirms that the conclusions of its principal executive and financial officers regarding the effectiveness of Cato’s disclosure controls and procedures as reported in Cato’s Form 10-K for the fiscal year ended January 28, 2006 and the Form 10-Q for the quarter ended April 29, 2006 would not have changed had the entire definition of disclosure controls and procedures been included in these reports.
Certifications of Principal Executive and Financial Officers, Exhibits 31.1 and 31.2
2.	Please confirm that the inclusion of the titles of your Chief Executive Officer and Chief Financial Officer were not intended to limit the capacity in which such individuals provided the certifications. In future filings please eliminate reference to the CEO and CFO’s titles in the introductory paragraph of the certifications to conform to the format provided in Item 601(b)(31) of Regulation S-K.
Cato hereby confirms that the inclusion of the titles of Chief Executive Officer and Chief Financial Officer in the introductory paragraph of the officer certifications included as Exhibits 31.1 and 31.2 to the Form 10-K for the fiscal year ended January 28, 2006 were not intended to limit the capacity in which such individuals provided those certifications. Cato’s future filings will eliminate these references to the officer titles.

James Allegretto
U.S. Securities and Exchange Commission
August 31, 2006

Pursuant to your request, Cato hereby acknowledges the following:
•	Cato is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Comments of the Staff of the Commission, or Cato’s changes to its disclosures in response to such comments, do not foreclose the Commission from taking any action with respect to the subject filings; and

•	Cato may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Sincerely,
/s/ John P.D. Cato
Chairman, President and Chief Executive Officer